SARA LEE CORPORATION


                                                Three First National Plaza
                                              Chicago, Illinois 60602-4260
                                                              312 726 2600

 Dear Fellow [Shareholder] [Convertible Debenture Holder]*:

 For almost two years, Sara Lee has discussed with the Board of Directors of Chock Full O'Nuts the possible acquisition of the Company. Your board has rejected all of our proposals. We therefore decided to take our offer directly to you by launching a tender offer for all shares and convertible debentures outstanding at a price of $10.50 per share.

 The $10.50 per share that Sara Lee is offering you represents a 65% premium to the closing price of Chock Full O'Nuts stock on the last trading day prior to public announcement of Sara Lee's interest in acquiring Chock Full O'Nuts. ADDITIONALLY, $10.50 IS HIGHER THAN ANY PRICE AT WHICH SHARES OF CHOCK FULL O'NUTS HAVE TRADED IN OVER A DECADE PRIOR TO SUCH ANNOUNCEMENT. We believe this is an attractive and fair offer, particularly in light of the stock price and operating performance of Chock Full O'Nuts. We expect that you will agree with our assessment, and we urge you to tender your shares into the Sara Lee offer.

 In order for you to receive your $10.50 per share, your directors must repeal several takeover defenses that they are currently using for their own entrenchment. The directors have thus far shown a disregard for shareholder value. This is evidenced most recently by the Board's rejection of our $10.50 offer despite the fact that its own investment banker, Credit Suisse First Boston, did not deliver an opinion to the effect that the offer is inadequate. Such an opinion is customary under the circumstances, and it is indeed contemplated in the terms of the engagement of Credit Suisse First Boston by the Board of Directors (the Board in fact agreed to pay Credit Suisse First Boston $500,000 at the time of delivery of such an opinion). We hope that your Board of Directors will ultimately be responsive to the will of their shareholders. PLEASE SEND A CLEAR MESSAGE TO THE BOARD OF DIRECTORS OF CHOCK FULL O'NUTS BY TENDERING YOUR SHARES IN SUPPORT OF SARA LEE'S OFFER PRIOR TO THE EXPIRATION DATE, JUNE 4, 1999.

 For your convenience, enclosed please find the letter of transmittal which you need to execute and return in order to tender your shares into the Sara Lee offer. Please follow the instructions therein and, if you have any questions, please contact our information agent Morrow & Co. at (800) 566-9061 or (212) 754-8000.

 We appreciate your support.

 Sincerely,

 /s/ C. Steven McMillan
 -----------------------
 C. Steven McMillan
 President and Chief Operating Officer
 Sara Lee Corporation

 *  Text of letter to be conformed appropriately in each case.